Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month ended December 31, 2003



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

                                               December 31,          March 31,
                                                       2003               2003
ASSETS

CURRENT
  Cash and cash equivalents                         $378,089          $680,040
  Accounts receivable                                  3,659             1,349
  Deposit and prepaid expenses (Note 4)              505,478             5,497
Total Current Assets                                 887,226           686,886

CAPITAL ASSETS (Note 5)                                7,940            14,850
MINERAL PROPERTIES (Note 6) (Schedule 1)          10,721,171        10,423,081
                                                  10,729,111        10,437,931
-------------------------------------------------------------------------------
Total Assets                                     $11,616,338       $11,124,817

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities          $247,141          $185,872
Total Current Liabilities                            247,141           185,872

DUE TO RELATED PARTY (Note 7)                        600,000           600,000
Total Liabilities                                    847,141           785,872

SHAREHOLDERS' EQUITY
  Capital stock (Note 8(a)))                      28,024,146        26,423,896
  Commitment to issue shares (Note 8(b))             174,022           131,250
  Share subscription     (Note 8(c))                 147,000           572,770
  Contributed surplus and other capital            1,115,555         1,115,555
  Deficit accumulated during exploration stage   (18,691,526)      (17,904,526)
Total Shareholders' Equity                        10,769,197        10,338,945
-------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity       $11,616,338       $11,124,817

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 13)




APPROVED BY THE BOARD OF DIRECTORS



  "Graham Mackenzie"


  " Mark Fields "


Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Loss and Deficit
(Canadian Dollars)
(Unaudited)
-------------------------------------------------------------------------------
                   Three Months Period Ended            Six months Period Ended
                                 December 31,                      December 31,
                           2003            2002            2003            2002
                                (reclassified - Note14) (reclassified - Note14)
EXPENSES
  Accounting and audit    $4,441         $(5,129)        $10,420       $17,223
  Amortization               609           1,170           1,808         2,340
  Consulting               8,096          33,861          25,795        52,096
  Fees and assessments       578           2,412          91,929        10,966
  Filing and transfer
     agent fees            9,113            (227)         28,715         3,724
  Interest and financing  (3,048)          8,797          33,465        95,592
  Management fees           -               -              -            32,750
  Office (Note 14)         8,148             394          16,035         9,343
  Professional fees       33,858          15,158          95,192        45,667
  Promotion                  998           4,146           4,345        20,448
  Salaries & stock based
      Compensation       151,888          31,050         470,362        96,225
  Travel                   8,061          10,270          28,039        13,163
-------------------------------------------------------------------------------
LOSS BEFORE
  UNDERNOTED ITEMS      (222,742)       (101,902)       (806,105)     (298,805)

OTHER ITEMS
  Interest income          1,743             340           7,365         1,472
  Loss on disposal of
  capital assets (Note 5)    -               -            (5,407)          -
  Foreign exchange
     gain (loss)          16,033            (979)         32,306       (17,421)
  Write-off of mineral
  properties (note 6(a))  (2,317)            -           (20,155)          -
  Recovery from investment
  in US Electric Power Inc.
   (Note 6(b))              -                -             5,000         -
-------------------------------------------------------------------------------
                          15,459            (639)         19,109       (15,950)
NET LOSS FOR THE PERIOD (575,923)       (102,541)       (786,997)     (416,657)

DEFICIT BEGINNING
  OF PERIOD          (18,115,600)    (14,760,803)  (17,904,526)    (14,446,687)

DEFICIT END
    OF PERIOD       $(18,691,526)   $(14,863,344) $(18,691,526)   $(14,863,344)

Basic and diluted
   loss per share        $(0.01)         $(0.01)        $(0.02)         $(0.02)

Weighted average
  number of shares                                  37,713,428      27,084,591


Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)
-------------------------------------------------------------------------------
                   Three Months Period Ended           Six months Period Ended
                                 December 31,                      December 31,
                           2003            2002            2003            2002

OPERATINGACTIVITIES
Net loss for the period  $(207,531)   $(102,541)     $(786,997)      $(416,657)
Items not involving cash:
  Amortization                 609        1,170          1,808           3,510
  Loss on disposal of
    capital assets             247          -            5,407           -
  Non-cash payroll costs    63,881          -          174,022           -
  Non-cash consulting costs    -          9,118           -             27,353
  Non-cash financing costs     -            -             -             25,973
  Write-off of mineral
   properties (Note 6(a))    2,317          -           20,155           -
  Changes in non-cash working
  capital items (Note 12) (536,557)     (97,200)      (441,022)        335,485
-------------------------------------------------------------------------------
                          (677,033)    (189,453)    (1,026,626)        (24,336)

FINANCING ACTIVITIES
  Capital stock issued     500,250      (55,000)       896,230          75,000
  Notes proceeds             -          146,073          -              31,178
  Share subscription
     (Note 8(C))           147,000        -            147,000           -
-------------------------------------------------------------------------------
                           647,250       91,073      1,043,230         106,178

INVESTING ACTIVITIES
  Deferred exploration
  and development          (62,162)      30,874       (298,090)       (158,451)

  Unrealized foreign
      exchange loss         20,465        -            20,465              -

(DECREASE) IN CASH        (112,410)    (67,506)       (301,951)        (76,608)

CASH POSITION,
   BEGINNING OF PERIOD     490,499      64,399         680,040          73,501

CASH POSITION,
   END OF PERIOD          $378,089     $(3,107)       $378,089         $(3,107)









Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs
(Canadian Dollars)
(Unaudited)                                                          Schedule 1
-------------------------------------------------------------------------------
                   Three Months Period Ended            Six months Period Ended
                                 December 31,                      December 31,
                           2003            2002            2003            2002


DEFERRED EXPENDITURES

Indin Lake
  Remediation cost        $1,107           $ -         $15,636           $ -
  Taxes and licences       1,260            1,260        3,121           2,782
  Travel                   1,448             -           1,488             -
  Recovery from Indin Lake   (50)            -             (50)            -
  Cost write-off          (2,316)            -         (20,155)            -
-------------------------------------------------------------------------------
                            -               1,260           -            2,782

Willow Creek Coal Property

  Deferred development    80,000          (32,134)     298,090         155,296
  Travel                     -                -          -                 373

TOTAL                     80,000          (30,874)     298,090         158,451

MINERAL PROPERTIES, BEGINNING OF PERIOD           10,423,081        13,026,175
MINERAL PROPERTIES, END OF PERIOD                $10,721,171       $13,184,626


























1.   Business of the Company

     The Company is engaged in the exploration and development of a coal Project (Note 6(b)) near Chetwynd, British Columbia Canada.


2.   Continuing Operations
     These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $18,691,526 and has working capital at December 31, 2003 of $640,085.
     The Company's continued existence is dependent on the ability to obtain loan financing, the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations.

     If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.


3.   Summary of Significant Accounting Policies

     These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and they follow the same accounting policies and methods that were used in the Company's annual audited financial statements of March 31, 2003.


4.   Deposit and Prepaid Expenses

     The deposit and prepaid expenses include $0.5 million which was held as a security deposit for the acquisition of Mitsui Matsushima Canada Ltd's interest in the Willow Creek Joint Venture. The deposit was released subsequent to this quarter-end as part of the acquisition payment to Mitsui Matsushima.


5.    Capital Assets
                                           December 31, 2003    March 31, 2003
                                     Accumulated     Net Book          Net Book
                           Cost      Amortization       Value             Value
-------------------------------------------------------------------------------
     Office equipment     $37,697     $29,757         $7,940           $14,066
     Field equipment        -            -               -                 784
                          $37,697     $29,757         $7,940           $14,850

     Field equipment and portion of office equipment were written down to nil during the period resulting in a loss of $5,407.


6.   Mineral Properties
                                                 December 31,        March 31,
                                                         2003              2003
-------------------------------------------------------------------------------
    Indin Lake                                         $-                $-
    Willow Creek Joint Venture                    10,721,171        10,423,081
                                                 $10,721,171       $10,423,081

 (a) Indin Lake
     During the year ended March 31, 2003, The Company wrote down the Indin Lake gold property to nil as no recent active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future. Accordingly, all the costs incurred during the three months period has been written down to nil.


 (b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)

     On March 10, 2003, Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company had the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. In December 2003, the two parties executed a memorandum of understanding to amend the terms of the purchase and further amended the acquisition date until January 6, 2004. Key amendments include: purchase price to remain $6.0 million but with payment spread over a period of time; completion of the purchase will occur upon a payment by Falls Mountain of $1.5 million plus the $0.5 million deposit made in December 2003; upon completion of the purchase, Falls Mountain will have an outstanding debt obligation to Mitsui of $4.0 million, due in 5 payments through to June 30, 2005, and interest will be payable quarterly.

     The assets, liabilities and cash flows of the Willow Creek Joint Venture are summarized as follows:

                                                December 31,         March 31,
                                                        2003               2003
-------------------------------------------------------------------------------
     Current assets                                  $51,904           $32,194
     Coal property interests,
     deposits and equipment                       11,097,116        10,821,653
-------------------------------------------------------------------------------
                                                  11,149,020        10,853,847

     Current liabilities                              20,930            23,847
     Joint Ventures' Equity                      $11,128,090       $10,830,000

     Cash Flows - generated (applied)
     Investing activities                         $(285,195)        $1,091,856
     Financing activities                          $298,090        $(1,198,869)


7.   Due to Related Party

     The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company.
     The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated December 31, 2003, the Estate undertook that no action will be taken to collect any or all of the amount until beyond December 31, 2004.


8.   Share Capital

 (a) Authorized 100,000,000 common shares of no par value.

     Issued and outstanding:
                                                 Number of
                                                    Shares              Amount
-------------------------------------------------------------------------------
    Balance at March 31, 2003                     32,073,269       $26,423,896
      private placement                            5,500,000         1,100,000
      Issue costs                                    656,250             -
      Exercise of warrants                         2,175,000           500,250
    Balance at December 31, 2003                  40,404,519       $28,024,146

 (b) Commitment to Issue Shares

     In March 2003, the Company entered into employment agreements with two executives. According to the agreements, the Company must provide the executives with common shares equivalent value of approximately $18,500 Australian dollars each month. Subsequent to the quarter end, the Company applied to the TSX Venture Exchange to settle the outstanding indebtedness in the aggregate amount of $174,022 by way of the issuance of a total of 696,088 shares at a deemed price of $0.25 per share.

 (c) Share Subscription

     On December 17, 2003, the Company announced a non-broked private placement of 8,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.22 for the first year and $0.25 for the second year. At December 31, 2003, the Company had received gross proceeds of $147,000 in connection with 735,000 units. Subsequent to the quarter end December 31, 2003, the Company received the balance of the proceeds and issued the securities.


9.   Stock Option and Warrants

 (a) Stock Options

     100,000 stock options were granted to one director during the 2nd quarter ended September 30, 2003.

     As at December 31, 2003, outstanding stock options to directors, officers and an employee were as follows:

       Number of shares      Exercise price      Expiry date
-------------------------------------------------------------------------------
             300,000                0.90         December 12, 2006
             250,000                0.90         April 28, 2007
              15,000                0.90         May 7, 2007
           1,500,000                0.20         January 10, 2004
             700,000                0.20         March 10, 2008
             100,000                0.29         August 12, 2008
------------------------------------------------------------------------------
           2,865,000

 (b) Warrants

     During the quarter ended December 31, 2003, The Company issued 2,175,000 shares at a price of $0.23 per unit. The total proceeds were used as a non -refundable deposit for the purchase of Mitsui Matsushima's one-third interest in the Willow Creek Joint Venture.

     In April 2004, the Company closed a private placement financing of 5,500,000 units for proceeds of total $1,100,000. Each unit consisted of one common share and one common share purchase warrant of the Company. Each share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.25 per unit

     As at December 31, 2003, outstanding share purchase warrants were as follows:

       Number of shares      Exercise price      Expiry date
----------------------------------------------------------------------------
           2,000,000               $1.70         January 8, 2004
             300,000               $1.35         September 18, 2004
              68,181               $0.60         June 19, 2004
             950,000               $0.27         December 31,2004
           5,500,000               $0.25         April 16, 2005
-----------------------------------------------------------------------------
           8,818,181


10.   Related Party Transactions

     The Company paid to officers and companies controlled by directors as follows:

                                                 December 31,     December 31,
                                                          2003            2002
-------------------------------------------------------------------------------
     Consulting fees                                 $  25,795            $ -
     Interest expense                                   -                41,971
     Management fees                                    -                32,750


11.   Segmented Information

     The Company operates in one industry and as at December 31, 2003 and 2002 substantially all of the Company's assets were located in Canada.


12.   Change in Non-Cash Operating Working Capital Items


                   Three Months Period Ended            Six months Period Ended
                                 December 31,                      December 31,
                           2003            2002            2003            2002
-------------------------------------------------------------------------------
 (Increase) decrease
  in accounts receivable   $4,554        $ (594)        $(2,310)    $1,626,783
  Increase in prepaid    (500,000)         -           (499,981)          -
  Decrease in
   restricted cash          -              -               -           296,803
  Increase (Decrease) in
    accounts payable and
    accrued liabilities  (41,111)         66,616        61,269      (1,501,025)
  Decrease in
    interest payable       -              -              -             (26,588)
  Increase (decrease) in
    Notes payable          -             31,178           -            (59,894)
-------------------------------------------------------------------------------
                       $(536,557)      $ (97,200)      $(441,022)     $335,485


13.   Contingent Liabilities and Commitments

     The Company has a $50,000 letter of credit outstanding at December 31, 2003 (2002 - $50,000).

     The Company has entered into an operating lease agreement for office space which requires the Company to make $30,219 lease payment in year 2004.


14.   Comparative Figures

      Salaries and stock based compensation has been reclassified from Office to confirm to the presentation adopted in the current period.

15.   Subsequent Events

     Subsequent to the quarter ended December 31, 2003:

     The Company closed a non-brokered private placement of 8,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.22 for the first year and $0.25 for the second year. All of the units have been issued.

     The Company completed the purchase of Mitsui Matsushima's one-third interest in the Willow Creek Joint Venture by paying a further $1.5 million in January, 2004 in addition to $0.5 million paid in December 2003 The Company has an outstanding debt obligation to Mitsui of $4.0 million payable in five payments through to June 30, 2005. Interest will be at 7.0% payable quarterly and compounded daily.

     250,000 shares were issued at a price of $0.20 per share on the exercise of stock options for proceeds of $50,000.

     The Company applied to the TSX Venture Exchange to settle outstanding indebtness in the aggregate amount of $174,022 due to employment agreements by way of the issuance of 696,088 common shares at a deemed price of $0.25 per share.


15.   Officers and Directors

     Graham Mackenzie - President, Chief Executive Officer and Director Mark Fields - Executive Vice President, Director, Corporate Secretary Mark Smith - Chairman and Director
     Clay Gillespie - Director
     Gord Fretwell - Director




PINE VALLEY MINING CORPORATION
SCHEDULE B - SUPPLEMENTARY INFORMATION
FOR THE NINE MONTHS PERIOD ENDED DECEMBER 31, 2003


1.   Analysis of Expenses and Deferred Costs

     See Attached Schedule A. A more detailed breakdown of Deferred Exploration and Development Costs is provided below.

    Deferred Exploration and Development Costs - Willow Creek Coal Property (1)
-------------------------------------------------------------------------------
         Consulting and management fees             $ 52,180
         Environmental                                56,156
         Geology and engineering                     140,908
         Licences                                      8,898
         Miscellaneous labour and material            11,552
         Professional fees                             9,117
         Travel                                       10,149
                                                   $ 298,090

  1) The total deferred exploration and development costs includes the cash call paid by Pine Valley Mining Corporation to the Willow Creek Joint Venture to fund operations based on the current program and budget. As of the date of this report the expenditures in each category include estimates based on the budget.


2.   Related Party Transactions:

     Please see Schedule A Note 10.


3.   Summary of Securities Issued and Options Granted During the Period:

  a) Securities Issued during this period:

Date of   Type of   Type of                     Total    Type of    Commission
Issue     Security  Issue      Number    Price  Proceeds  Consideration   Paid
-------------------------------------------------------------------------------
April 16, Common    Private
2003      Shares    Placement 5,500,000  $0.20  $1,100,000   Cash           Nil
April 16, Warrants1 Private
2003                Placement 5,500,000    N/A    Nil        N/A            Nil
April 29, Common    Private
2003      Shares    Placement   656,250  $0.20    Nil        Cash      $131,250
December  Common    Exercise of
18, 2003  Shares    Warrants  2,175,000  $0.23     500,250   Cash           Nil


  1) Each warrant entitles the holder to purchase one common share at a price of $0.25 per share until April 16, 2005.

  b) Options Granted During the Period: 100,000 were granted at a price of $0.20 for a five year term.


4.   Summary of Securities at the end of December 31, 2003:

  a) Authorized and Issued Share Capital:

     Class        Par Value     Authorized Number    Issued Number      Amount
     Common       NPV           100,000,000          40,404,519    $28,024,146

  b) Options, Warrants and Convertible Securities Outstanding:
-------------------------------------------------------------------------------
     Security         Number or Amount    Exercise Price          expiry Date
     Warrants         2,000,000           $1.70                 January 8, 2004
     Warrants           300,000           $1.35              September 18, 2004
     Warrants1          950,000           $0.27               December 31, 2004
     Warrants         5,500,000           $0.25                  April 16, 2005
     Warrants            68,181           $0.60                   June 19, 2004
     Options            300,000           $0.90               December 12, 2006
     Options            250,000           $0.90                  April 28, 2007
     Options             15,000           $0.90                     May 7, 2007
     Options          1,500,000           $0.20                January 10, 2004
     Options            700,000           $0.20                  March 10, 2008
     Options            100,000           $0.29                 August 12, 2008

  1) Each warrant entitles the holder to purchase one common share at a price of $0.23 per share until December 31, 2003 and $0.27 per share until December 31, 2004.


  c) Shares In Escrow Or Subject To Pooling:
     Number in escrow:  Nil
     Pooled:  Nil


5.   Directors and Officers of the Company


     Graham Mackenzie, President, Chief Executive Officer, Director
     Mark Fields, Executive Vice President, Director, Corporate Secretary Mark Smith, Chairman, Director
     Clay Gillespie, Director
     Gord Fretwell, Director



PINE VALLEY MINING CORPORATION
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE NINE MONTHS PERIOD ENDED DECEMBER 31, 2003

1.   Description of Business

     The Company is a public company under the rules of the TSX Venture Exchange. It is also traded on the NASDAQ OTC market. The Company is currently developing a coal property in northeastern BC.

2.   Discussion of Operations and Financial Condition to Date:

     The Company has focused on the issues of financing, mine design, development approach, reserve delineation, costs, and marketing.

     Financing of the Willow Creek project development and the acquisition of Mitsui Matsushima's one-third Project interest proved difficult as the increasing strength of the Canadian dollar reduced projected export revenues and made the project economics less attractive to financiers. In March 2003 the Company and Mitsui Matsushima announced the terms of the acquisition of Mitsui Matsushima's one-third Willow Creek interest by the Company and in December 2003 amendments to these terms were announced. In early January 2004 the Company completed the payment of $2,000,000 to Mitsui Matsushima and thereby purchased Mitsui Matsushima's interest. The Company has a debt obligation to Mitsui Matsushima of a further $4,000,000 payable in five installments from June 30, 2004 to June 30, 2005. The Company therefore owns 100% of the Willow Creek Coal Project.
     The Company financed the $2,000,000 purchase price through the exercise of outstanding warrants and a private placement of 8,000,000 units of $0.20 per unit. Each unit consisted of one common share and one warrant, one warrant being exercisable at a price of $0.22 to purchase one common share for one year and exercisable at a price of $0.25 to purchase one common share during the second year.

     The Company is continuing discussions to provide funds for the development and construction of the Willow Creek Coal Project, however no definitive feedback is available at this time.

     The project economics are affected by many factors, an important one being the exposure to the foreign exchange of the Canadian dollar, which has strengthened considerably since the September, 2002 feasibility study by Norwest Corporation ("Norwest"). The feasibility study was done using an exchange rate of US$1.00= CDN$1.55. The exchange rate at the end of December was approximately US$1.00=CDN$1.29. Although a significant part of the project's costs will not be impacted by the decline in the exchange rate, the mine site revenue will be directly impacted as coal is priced in US$ in the export market. The current coal price for PCI coal has been relatively strong recently, although the PCI coal price may in fact change prior to the Company achieving production and contract terms under which the Company may sell the coal will in any case need to be negotiated. The changes in the exchange rate over 2003 does have a negative effect on the project's economic projections.

     Mine plans have been reworked to maximize the initial extraction of unwashed coal and minimise initial mining costs. Early utilization of the low strip ratio Peninsular Pit reserve is key to the Willow Creek project' s initial development. This will allow for the production and sale of unwashed coal for at least the first one million tonnes of output and defer the need to construct washery facilities until approximately twelve months after production has begun.

     The new mine plan results in the exclusive production of low-volatile pulverized coal injection ("PCI") coal for at least the first two million tonnes of production. The Company is considering alternatives to accelerate the production of coking coal in the mine plane. Approaches have been made to potential customers in Asia and Europe, and the Company has also received enquiries for supply into China. Several drum samples have been delivered to potential customers for testing.

    The Company has been proceeding with detailed reviews of operating and capital costs under the revised mine plan. Tenders will be sought from a variety of contractors and suppliers when financing is in place.

    The Company commissioned Norwest to carry out a preliminary feasibility study on the Pine Pass resource. The Pine Pass area is approximately 10 kilometres from the area where the rail loading and coal processing facilities are planned for the Willow Creek North and Central coal reserves The preliminary feasibility study was based on drilling and quality data available for the Pine Pass prospect to delineate a reserve in accordance with the requirements of National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21. Norwest has determined that this area contains the following coal reserves.

                                        Pine Pass
                            Measured and Indicated Coal Reserve

                                                Recoverable         Saleable
                                                  (tonnes)          (tonnes)
     Measured Reserves                          1,398,902          1,314,028
     Indicated Reserves                         8,147,471          7,610,568
     Total Measured and Indicated Reserves      9,546,373          8,924,596
     Strip Ratio (bank cubic metres:tonnes coal)    10.15              10.86

     The cash flow analysis was done on the overall assumption that the Pine Pass resources will be mined as incremental tonnage to the proposed Willow Creek Coal Project. The projected capital and operating costs incorporated the use of facilities planned to be constructed for the Willow Creek mine site approximately 10 km away. The pre-tax internal rate of return is 21.4% and the net present value at 5% is $1,112,000.

     The Company notes that previous exploration work performed on the site spans many years and early work did not include geophysical logging of the drill holes. Geology in the area is complex with faulting present and variability in seam thickness and continuity. Norwest has therefore been required to take a conservative approach when calculating reserves. It is the Company's intention to consider further exploration work to optimise mining targets following development of the Willow Creek Coal Project.

     A review of capital requirements to develop the Willow Creek Coal Project ("Project") was completed during the third quarter.

     Norwest completed the Updated Final Feasibility Study for the Willow Creek Coal Project in September 2002 ("Feasibility Study"). This detailed a total site facility capital requirement of C$26.98M based on leasing the mine's mobile equipment fleet.

     In August 2003, the Company commissioned Merit Consultants International Inc ("Merit") to undertake a review of the project costs (excluding the Mobile equipment and preparation plant facilities) required to achieve the same coal production levels as planned in the Feasibility Study. The review by Merit included identifying and costing used equipment currently readily available in the marketplace as a means of reducing capital costs. The coal reserves and location of mining and infrastructure areas were Those defined in the Feasibility Study. The following table provides a comparison between the original feasibility costs provided in September 2002 by Norwest, compared to the review by Merit of the capital project costs where used equipment can be incorporated.

    All values shown are Canadian dollars


                       Feasibility Study, Sept 2002   Merit Report, August 2003
                         (incl. 10-15% contingency)     (incl. 10% contingency)
Mine Operations Facilities                 $785,000                    $684,000
Mine Operations Equipment                  $779,000                    $333,000
Pre-Development                          $1,380,000                    $660,000
Pre-Production and spares                $3,816,000                  $1,631,000
Site work                                $2,312,000                    $991,000
Raw Coal Handling                        $2,293,000                  $1,474,000
Preparation Plant                        $6,415,000                  $5,153,000
Clean Coal Handling                      $2,382,000                  $2,279,000
Rail siding                              $2,553,000                  $2,033,000
EPCM and Additional Indirect Costs       $1,326,000                    $818,000
Office/Workshop                         $22,940,000                  $1,912,000
Total                                   $26,981,000                 $17,968,000

Notes:
- Working capital, sustaining capital, first fills and inventory costs are not included.
- Based on a fully modularised processing plant.

The projected capital expenditures are required over a period of time as the Project is developed and increased in capacity. Subject to financing, the Company plans on the initial development occurring during the first half of 2004. Of the projected total capital expenditure, approximately C$12.5M is required to initially start production and contract the facilities to achieve a production level of 900,000 tonnes per year of unwashed coal. .this includes C$2.5M of working capital. The balance of capital expenditures (some C$8.0 million) is largely required to fund the coal preparation plant and rail loading facilities.

                                                     Plant Capex
                                                           (C$M)


Construction & development                                  10.0

Coal preparation plant, other facilities                     8.0

TOTAL                                                       18.0

Working capital requirements at a production rate of 500,000 tonnes per year are estimated at C$2.5 million. Hence, total plant and working capital requirements to achieve first production are estimated at C$12.5M.

Mr. Jay Collins, P.Eng., an independent Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information with Respect to the capital requirement review.

The Company has submitted an application to extend its exploration license position within the proposed Willow Creek project development area. These additional coal licenses, once granted, will provide the continuity necessary for potential mining operations in the areas of Pine Pass, Fisher Creek and Crassier Creek within the Willow Creek project. All three of these prospects are within trucking distance of the currently proposed Willow Creek coal handling and preparation plant facilities, providing possible feed source for a possible expansion beyond the initial 900,000 tonne per year output level. However, it should be noted that a number of regulatory and economic milestones would first need to be met before pushing ahead with any development of these resources.

In December 2003 Richard Palmer resigned as President, Chief Executive Officer and director of the Company and Kevin Forbes, the interim Chief Financial Officer, also tendered his resignation.

Graham Mackenzie was appointed a director of the Company and appointed on an interim basis President and Chief Executive Officer of the Company. Graham was Vice President of the Company and has overseen the development of the Willow Creek coal project since March 2003.


     Three-month period ended June 30, 2003
     -----------------------------------------------

     The Company incurred a loss of total $211,074 (2002 - $155,283) during this three-month period. The Company's loss per share was $0.01 per share, the same as in 2002. The Company incurred expenses totaling $230,033 for the three month period ending June 30, 2003 compared to $139,099 for the equivalent period in 2002. The increased expenses reflects principally the increased management team for the Company.

     Below is a table comparing Expense items for the year-end March 31 in 2003 and 2002 where significant changes occurred. A discussion of the changes follows the table.


                                                 Three Month       Three Month
                                               June 30, 2003      June 30, 2002
-------------------------------------------------------------------------------
     Accounting & Audit                               $8,172            $3,281
     Consulting                                       12,657             4,559
     Fees & Assessment                                  Nil              5,283
     Interest and Financing                            1,340            34,405
     Management Fee                                     Nil             16,500
     Office                                          153,236            41,885
     Professional Fees                                19,258            18,444
     Promotion & Marketing                             1,687             9,661
     Transfer agent                                   16,746             1,020
     Travel                                           16,405             2,893

     The Accounting and Audit fess increased during this period as the Company began its annual audit earlier than last year and generally increased costs of this nature.

     Consulting fess increased due to the engagement of an individual to assist the Company with the overall financial direction of the Company and the establishment of the Australian subsidiary and supporting functions. The consulting services for the period ending June 30, 2002 were to aid the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States.

     The Company incurred only minor interest and financing costs in the current period due to the elimination of the outstanding loans.

     Management fees were nil during this period, reflecting the Company's change in structure engaging key management as employees. The management services in the previous year included overall Company management and administration as well as rail negotiations, government liaison and commercial dealings with Mitsui Matsushima Canada Ltd.

     Office costs increased compared to the previous year as a result of increased salaries due to the added management and establishing the Australian subsidiary in March 2003 to support and service the increased management expertise, as announced in a press release on March 10, 2003. The costs were comprised of salaries and payroll expenses totaling $151,272 as well as general office supplies and miscellaneous items. A portion of the salaries and salary related costs were for the engagements of individuals as CEO, President and Vice President of the Company. The more significant individual items besides the salaries and payroll expenses were a credit to recognize an accrual of $15,242 made during the year end financial statements and $10,565 for general office supplies and postage.

     Professional fees, consisting of legal fees, were incurred at the same level. The professional services provided in 2003 were primarily by the Company's legal counsel and related to dealings for the agreement to purchase Mitsui Matsushima Canada Ltd's Willow Creek Joint Venture interest, a variety of regulatory related matters, the engagement contracts of the added management as announced on March 10, 2003 and various other legal matters.

     Promotion and Marketing decreased primarily as last year's equivalent period included the development of a new web site and the engagement of a firm to focus on marketing for a limited period of time.

     Transfer agent and filing costs were higher due to the TSX-Venture Exchange costs associated with the $1,100,000 private placement completed during the period.

     Travel increased due to the Company's increased activity with new management.

     Six-month period ended December 31, 2003
    ---------------------------------------------

    The Company incurred a loss of total $579,466 (2002 - $314,116) during this six-month period. The Company's loss per share was $0.02 per share. The Company incurred expenses totaling $583,363 for the six-month period ending December 31, 2003 compared to $298,805 for the equivalent period in 2002. The increased expenses reflect principally the increased management team for the Company.

    Below is a table comparing expense items for the three months ending December 31 in 2003 and 2002 where significant changes occurred. A discussion of the changes follows the table.

                                                 Three Month       Three Month
                                          December 31, 2003 December 31, 2002
-------------------------------------------------------------------------------
     Accounting & Audit                              $(2,193)          $19,071
     Consulting                                        5,042            13,676
     Fees & Assessment                                91,351             3,271
     Filing and transfer agent                        16,746             1,020
     Interest and Financing                           35,173            52,390
     Management Fee                                     Nil             16,250
     Office                                            5,923             7,314
     Professional Fees                                42,076            12,065
     Promotion & Marketing                             1,660             6,641
     Salaries & stock based compensation             167,202            24,927
     Travel                                            3,573               Nil

     The Accounting and Audit fees decreased due to lower than usual charges during this period.

     Consulting fees were due to the engagement of an individual to assist the Company with the overall financial direction of the Company and the establishment of the Australian subsidiary and supporting functions. The consulting services for the period ending December 31, 2002 were to aid the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States.

     Fees and assessment cost increased due to the accrual of provincial Capital tax returns for the years ended 1997 through 2001. Those returns are subject to the review of government and likely to result in a re-assessment. The Company paid $34,263 including $18,462 principal relating to a re-assessment of a 1996 capital tax return in October 2003.

     Filing and transfer agent costs were higher due to the TSX-Venture Exchange costs associated with the $1,100,000 private placement completed during the period.

     The interest and financing costs in the current period were due to the accrual of provincial capital tax returns for the year ended 1997 through 2001. The Company paid $34, 2663 including $15,801 interest relating to a re-assessment of a 1996 capital tax return in October 2003.

     Management fees were nil during this period, reflecting the Company's change in structure engaging key management as employees. The management services in the previous year included overall Company management and administration as well as rail negotiations, government liaison and commercial dealings with Mitsui Matsushima Canada Ltd.

     Office costs were comprised of office supplies, telephone and communications, rent and computer expenses. It decreased as a result of a credit from the year-end 2003 accrual.

     Professional fees, consisting of legal fees, were increased from last year as a result of the increased company activities. The professional services provided in 2003 were primarily by the Company's legal counsel and related to dealings for the agreement to purchase Mitsui Matsushima Canada Ltd's Willow Creek Joint Venture interest, a variety of regulatory related matters, the engagement contracts of the added management as announced on March 10, 2003 and various other legal matters.

     Promotion and Marketing decreased primarily as last year's equivalent period included the development of a new web site and the engagement of a firm to focus on marketing for a limited period of time.

     Salaries and stock based compensations were reclassified from Office to conform to the presentation adopted in the current period. The increased amounts reflected the engagement of individuals as the Company's Executives in March 2003.

     Travel increased due to the Company's increased activity with new management.


Nine-month period ended December 31, 2003
-------------------------------------------
The Company incurred a total loss of $786,997 (2002 - $416,657) during this nine-month period. The Company's loss per share was $0.02 per share. The Company incurred expenses totaling $806,105 for the nine-month period ending December 31, 2003 compared to $400,707 for the equivalent period in 2002. The increased expenses reflect principally the increased management team for the Company.

Below is a table comparing expense items for the three months ending December 31 in 2003 and 2002 where significant changes occurred. A discussion of the changes follows the table.

                                                 Three Month       Three Month
                                          December 31, 2003  December 31, 2002
-------------------------------------------------------------------------------
     Accounting & Audit                              $4,441            $(5,129)
     Consulting                                       8,096             33,861
     Fees & Assessment                                  578              2,412
     Filing and transfer agent                        9,113               (227)
     Interest and Financing                          (3,048)             8,797
     Office                                           8,148                394
     Professional Fees                               33,858             15,158
     Promotion & Marketing                              998              4,146
     Salaries & stock based compensation             151,888            31,050
     Travel                                            8,061            10,270



The Accounting and Audit fees increased to normal levels after lower than usual charges during the equivalent period in 2002.

Consulting fees were due to the engagement of an individual to assist the Company with the overall financial direction of the Company and the establishment of the Australian subsidiary and supporting functions. The consulting services for the period ending December 31, 2002 were to aid the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States.

Filing and transfer agent costs were higher due to the TSX-Venture Exchange costs associated with various share issuances.

The interest and financing costs in the current period were due to the accrual of provincial capital tax returns for the year ended 1997 through 2001. The negative amount was due to the interest recovery relating to 1996 British Columbia capital tax return.

Management fees were nil during this period as in 2002, reflecting the Company's change in structure engaging key management as employees.

Office costs were comprised of office supplies, telephone and communications, rent and computer expenses.

Professional fees, consisting of legal fees, were increased from last year as a result of the increased company activities. The professional services provided in 2003 were primarily by the Company's legal counsel and related to dealings for the agreement to purchase Mitsui Matsushima Canada Ltd's Willow Creek Joint Venture interest, a variety of regulatory related and other legal matters.

Promotion and Marketing decreased primarily as last year's equivalent period included the development of a new web site and the engagement of a firm to focus on marketing for a limited period of time.

Salaries and stock based compensations were reclassified from Office to conform to the presentation adopted in the current period. The increased amounts reflected the engagement of individuals as the Company's Executives in March 2003.


3. Subsequent Events to December 31, 2003

Financing remains the key rate-determining step for a Willow Creek project development commitment decision. The time required for construction and mobilization after a financing commitment decision is still estimated at 3-5 months. A more definitive forecast on first production will be made once more is known about the likely timing for financing. Financing of the Willow Creek project development is proving more difficult than initially anticipated. Several different alternatives continue to be progressed but no definitive feedback is available at this time. Demand for Low Volatile PCI coal and price expectations increased markedly in January 2004 with contract prices rising from approximately US$33 per tone to US$44 per tonne. The increased offsets the rise in the Canadian dollar strength and restore the project to potentially attractive profitability.

The Company completed the purchase of Mitsui Matsushima's one-third interest in the Willow Creek Joint Venture by paying a further $1.5 million in January 2004 in addition to the $0.5 million paid in December 2003. The Company has an outstanding debt obligation to Mitsui of $4.0 million payable in five payments through to June 30, 2005. Interest will be at 7.0% payable quarterly and compound at daily.

The Company applied to the TSX Venture Exchange to settle outstanding indebtness in the aggregate amount of $174,022 due to employment agreements through the issuance of 696,088 common shares at a deemed price of $0.25 per share.

The Company closed a non-brokered private placement of 8,000,000 units at a price of $0.20 per unit in January 2004. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.22 for the first year and $0.25 for the second year. These funds were used for the acquisition of Mitsui Matsushima's one-third interest in the Willow Creek Joint Venture.


4. Financings, Principal Purposes and Milestones

On April 16, 2003 the Company completed a $1,100,000 private placement of 5,500,000 units, priced at $0.20 each, each unit consisting of one common share and one warrant, one warrant being exercisable at a price of $0.25 to purchase one common share during two years period of time. The funds are being used for continuing work on the Pine Valley coal project and general working capital.

A finder's fee for this private placement was $131,250 and it was settled by the issuance of 656,250 common shares at a price of $0.20 per share.


The Company announced a non-brokered private placement of 8,000,000 units at a price of $0.20 per unit in December 2003. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.22 for the first year and $0.25 for the second year. These funds were used for the acquisition of Mitsui Matsushima's one-third interest in the Willow Creek Joint Venture. The private placement closed in January 2004


5. Liquidity and Solvency

The Company's working capital as of December 31, 2003 was $640,085.

The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things.
 Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.



Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     February 16, 2004                     Graham Mackenzie
                                            Chief Executive Officer